

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

Michelle Hook
Chief Financial Officer
Portillo's Inc.
2001 Spring Road, Suite 400
Oak Brook, IL 60523

> **Re:  Portillo's Inc.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **File No. 333-259810**

Dear Ms. Hook:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 27, 2021

Prospectus Summary, page 1

1.  Please tell us your consideration of presenting operating income which is the most directly comparable GAAP financial measure to Restaurant-Level Adjusted EBITDA on pages 3 and 112.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Risk Factors

As a controlled company, we will not be subject to all of the corporate governance rules of the Nasdaq, page 55

2.     Please affirmatively disclose the controlled company exemptions upon which you intend to rely following this offering.

Registration Rights Agreement, page 154

3.     Provide a summary of the Registration Rights Agreement both here and under "The Offering" on page 19.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services